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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            NEWPOWER HOLDINGS, INC.
                       (Name of Subject Company (Issuer))
                        WINDSOR ACQUISITION CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                                  CENTRICA PLC
                      (Name of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                CUSIP 652463101
                     (CUSIP Number of Class of Securities)

                                  GRANT DAWSON
                                GENERAL COUNSEL
                                  CENTRICA PLC
                          MILLSTREAM, MAIDENHEAD ROAD
                           WINDSOR, BERKSHIRE SL4 5GD
                                 UNITED KINGDOM
                                44-1753-494-000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                                WITH A COPY TO:
                               JOSEPH B. FRUMKIN
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NY 10004-2498
                                 (212) 558-4000
                             ---------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
           Transaction Valuation(1):                        Amount of Filing Fee(2):
                $133,744,556.40                                    $12,304.50
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------------------------------------------------------------------------------------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not applicable
Form or Registration No.:    Not applicable
Filing Party:                Not applicable
Date filed:                  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO relates to the offer by Windsor Acquisition Corporation, a Delaware corporation ("Windsor") and an indirect wholly owned subsidiary of Centrica plc, a public limited company organized under the laws of England and Wales ("Centrica"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of NewPower Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.05 per Share, subject to possible adjustment in accordance with the Merger Agreement which is attached hereto as Exhibit (d)(1), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(ii).

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS.

     (a)  Financial information. Not applicable.

     (b)  Pro forma information. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(1)(ii) is incorporated herein by reference

ITEM 12.  EXHIBITS.

     The following are attached as exhibits to this Schedule TO:

    (a)(1)(i)      Offer to Purchase, dated March 1, 2002.
    (a)(1)(ii)     Letter of Transmittal.
    (a)(1)(iii)    Notice of Guaranteed Delivery.
    (a)(1)(iv)     Letter from the Dealer Manager to Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
    (a)(1)(v)      Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.
    (a)(1)(vi)     Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
    (a)(5)(i)      Summary Advertisement as published on March 1, 2002.
    (a)(5)(ii)*    Text of Press Release issued by Centrica on February 23,
                   2002.
    (b)            None.
    (d)(1) Agreement and Plan of Merger, dated as of February 22, 2002, among Centrica plc, Windsor Acquisition Corporation and
                   NewPower Holdings, Inc.
    (d)(2) Tender Agreement, dated as of February 22, 2002, by and among Centrica plc and DLJ Merchant Banking Partners II,
                   L.P. and other stockholders of NewPower Holdings, Inc.
    (d)(3) Tender Agreement, dated as of February 22, 2002, by and among Centrica plc, NewPower Holdings, Inc., Enron Corp.,
                   Enron Energy Services, LLC, Cortez Energy Services, LLC,
                   McGarret I, L.L.C., McGarret II, L.L.C., McGarret III,
                   L.L.C. and EES Warrant Trust.

    (d)(4)         Form of Tender Agreement.
    (g)            None.
    (h)            None.

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* Previously filed with the SEC as an exhibit to Centrica's Schedule TO-C dated
  February 25, 2001.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not Applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WINDSOR ACQUISITION CORPORATION

                                          By:     /s/ NICHOLAS FULFORD
                                            ------------------------------------
                                            Name: Nicholas Fulford
                                            Title: Treasurer

                                          CENTRICA PLC

                                          By:       /s/ GRANT DAWSON
                                            ------------------------------------
                                            Name: Grant Dawson
                                            Title: General Counsel and Company
                                              Secretary

Date: March 1, 2002

                                 EXHIBIT INDEX

    EXHIBIT                                DESCRIPTION
    -------                                -----------
    (a)(1)(i)      Offer to Purchase, dated March 1, 2002.
    (a)(1)(ii)     Letter of Transmittal.
    (a)(1)(iii)    Notice of Guaranteed Delivery.
    (a)(1)(iv)     Letter from the Dealer Manager to Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
    (a)(1)(v)      Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.
    (a)(1)(vi)     Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
    (a)(5)(i)      Summary Advertisement as published on March 1, 2002.
    (a)(5)(ii)*    Text of Press Release issued by Centrica on February 23,
                   2002.
    (b)            None.
    (d)(1)         Agreement and Plan of Merger, dated as of February 22, 2002, among Centrica plc, Windsor Acquisition Corporation and
                   NewPower Holdings, Inc., including Schedule 1.1. thereto.
    (d)(2)         Tender Agreement, dated as of February 22, 2002, by and
                   among Centrica plc and DLJ Merchant Banking Partners II,
                   L.P. and other stockholders of NewPower Holdings, Inc.
    (d)(3)         Tender Agreement, dated as of February 22, 2002, by and
                   among Centrica plc, NewPower Holdings, Inc., Enron Corp.,
                   Enron Energy Services, LLC, Cortez Energy Services, LLC,
                   McGarret I, L.L.C., McGarret II, L.L.C., McGarret III,
                   L.L.C. and EES Warrant Trust.
    (d)(4)         Form of Tender Agreement.
    (g)            None.
    (h)            None.

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* Previously filed with the SEC as an exhibit to Centrica's Schedule TO-C dated
  February 25, 2001.